EXHIBIT 3

Minimum Amount of Required Bond

VIRTUS MUTUAL FUNDS

August 31, 2009

Fund	Trust Size	Req. Bond Current*
Virtus Equity Trust	2,126,558,807.75	1,700,000	*
Virtus Insight Funds Trust	5,102,705,471.42	2,900,000
Virtus Institutional Trust	57,382,115.16	400,000
Virtus Opportunities Trust	4,991,751,266.61	2,700,000
Duff & Phelps Utility and Corporate Bond Trust, Inc.	511,729,696.23	900,000
DNP Select Income Fund, Inc.	2,569,988,804.50	1,900,000
DTF Tax Free Income, Inc.	198,910,950.04	600,000
The Zweig Fund, Inc.	334,704,389.23	750,000
The Zweig Total Return Fund, Inc.	466,196,622.45	750,000

TOTAL	16,359,928,123	12,600,000

*	Maximum Required Bond is $2.5 Million